SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


                                (Amendment No. )*

                        DIVERSIFIED SENIOR SERVICES, INC.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   255340-10-1
                                 (CUSIP Number)



                                January 14, 1998
             (Date of Event Which Requires Filing of this Statement)



     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                               [ X ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 255340-10-1


1. NAMES OF REPORTING PERSONS: TAYLOR HOUSE ENTERPRISES LIMITED

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 56-1756669


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)[  ]   (b)[ X ]

3.  SEC USE ONLY:

4.  CITIZENSHIP OR PLACE OF ORGANIZATION:

         Incorporated in State of North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  5.  SOLE VOTING POWER:

  6.  SHARED VOTING POWER:  1,853,200

  7.  SOLE DISPOSITIVE POWER:

  8.  SHARED DISPOSITIVE POWER:  1,853,200

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         1,853,200

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [ ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):   56.1%

12.  TYPE OF REPORTING PERSON:  CO

Item 1(a).  Name of Issuer: Diversified Senior Services, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
         915 West Fourth Street
         Winston-Salem, NC 27101

Item 2(a).  Name of Person Filing:

         TAYLOR HOUSE ENTERPRISES LIMITED

Item 2(b). Address of Principal Business Office or, if None, Residence:

         915 West Fourth Street
         Winston-Salem, NC 27101

Item 2(c).  Citizenship:

         Corporation organized under the laws of the State of North Carolina

Item 2(d).  Title of Class of Securities:

         Common Stock, no par value

Item 2(e).  CUSIP Number: 255340-10-1

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or
(c), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
     78o).

     (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

     (e) [ ] An investment adviser in accordance with Rule 13d- 1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J). If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ].


Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned: 1,853,200.

     (b) Percent of class: 56.1.

     (c) Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote ________.

          (ii) Shared power to vote or to direct the vote 1,853,200.

          (iii) Sole power to dispose or to direct the disposition of ________.

          (iv) Shared power to dispose or to direct the disposition of 1,853,200.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Item 8.  Identification and Classification of Members of the Group.

Item 9.  Notice of Dissolution of Group:

Item 10.  Certifications.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             TAYLOR HOUSE ENTERPRISES LIMITED
                                             By: Susan L. Christiansen
                                             Its: Vice President